[redacted]

07002134

UNITED STATES
'URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-867205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/10/05 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seamount Execution Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Trinity Place
(No. and Street)

New York, | New York | 10006
(City) | (State) | (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2007 WASH, D.C. 156

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Warner (212) 306-2105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center | New York, | New York | 10281-1414
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul Warner, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Seamount Execution Services LLC at December 31, 2006 and for the period from November 10, 2005 (Inception Date) to December 31, 2006 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Warner
Chief Financial Officer

Subscribed to before me this
22nd day of February 2007

Notary Public

FABIANY FONSECA
Commissioner of Deeds
City of New York - No. 5-1654
Certificate Filed in New York County
Commission Expires March 1, 2009

SEAMOUNT EXECUTION SERVICES LLC

(SEC I.D. No. 8- 067205)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Seamount Execution Services LLC

We have audited the accompanying statement of financial condition of Seamount Execution Services LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Seamount Execution Services LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 6, 2007

SEAMOUNT EXECUTION SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash	$	27,200
LIABILITIES AND MEMBER'S EQUITY		
Due to affiliate	$	13,030
Member's equity		14,170
Total liabilities and member's equity	$	27,200

See Notes to Statement of Financial Condition

SEAMOUNT EXECUTION SERVICES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD NOVEMBER 10, 2005 (INCEPTION DATE) TO DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF OPERATIONS

Seamount Execution Services LLC (the "Company"), formed on November 10, 2005 and approved by the National Association of Securities Dealers, Inc. ("NASD") into its membership on September 8, 2006, is a U.S. registered broker-dealer with the Securities and Exchange Committee ("SEC"). The Company is an entity formed to provide outbound order routing services to the American Stock Exchange LLC ("Amex") and Seamount Trading LLC ("Seamount"), an Amex owned trade execution facility. Amex and Seamount will be the Company's only expected customers. The sole member of the Company is Seamount. The Company has not yet begun operations. The Company is formed as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements and related disclosures. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statement in the period they are determined to be necessary. Actual results could differ from these estimates.

Cash

Cash includes demand cash and is held on deposit with one financial institution.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash. Cash is maintained principally with a financial institution in the United States that has a high credit rating.

Income Taxes

The Company as a limited liability company is treated as a pass-through entity for income tax purposes and is not subject to federal or state income taxes. Accordingly, its taxable income/loss flows through the Company's parent, Seamount, and ultimately to Amex Membership Corporation ("AMC"), parent company of Amex.

Related Party Transactions

Amex charged the Company for certain expenses related to registration fees and audit fees in the amount of $13,030. At December 31, 2006, the Company had a payable due to affiliates of $13,030 on the Statement of Financial Condition. Because the Company is inactive, no administrative expenses have been allocated from Amex.

SEAMOUNT EXECUTION SERVICES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD NOVEMBER 10, 2005 (INCEPTION DATE) TO
DECEMBER 31, 2006

3. NET CAPITAL

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $14,170, which was $9,170 in excess of its required net capital of $5,000 and its aggregate indebtedness was .9 times its net capital.

The Company may from time to time in the future return excess capital to Seamount. Advances to Seamount and its affiliates, returns of capital and other equity withdrawals are subject to certain notifications and other provisions of the Rule.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 6, 2007

Seamount Execution Services LLC.
86 Trinity Place
New York, NY 10006

In planning and performing our audit of the financial statements of Seamount Execution Services LLC. (the "Company") as of December 31, 2006, and for the period November 10, 2005 (Inception Date) to December 31, 2006 (on which we issued our report dated February 6, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the Company's internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END